UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2026

Dagi Ben-Noon
Chief Executive Officer
QTREX Quantum Ltd.
2 Ilan Ramon St.
Ness-Ziona, 7403635 Israel

**Re: QTREX Quantum Ltd.**
**Registration Statement on Form F-1**
**Filed July 21, 2026**
**File No. 333-297602**

Dear Dagi Ben-Noon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Ron Ben-Bassat, Esq.